[redacted]



SECURIT 10026889 N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50205 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
(No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE R. FERNANDEZ (305) 670-9250
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI (Address) (City) FLORIDA (State) 33144 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

IDOLIDIA C. FELIZ
Notary Public - State of Florida
My Commission Expires May 27, 2011
Commission # DD 657393
Bonded Through National Notary Assn.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash in Banks and on Hand | $ 160,555 | |
| Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $4,249,720 | 4,057,609 | |
| Current Portion of Accounts Receivable, No Reserve Required | 5,393,746 | |
| Prepaid Expenses | 8,591 | |
| Total Current Assets | | $ 9,620,501 |
| OTHER ASSETS | | |
| Lease Security Deposit | $ 4,359 | |
| Long-Term Portion of Accounts Receivable, No Reserve Required | 69,167 | |
| Property and Equipment, at Cost, Net of Accumulated Depreciation of $18,072 | - | |
| Total Other Assets | | 73,526 |
| TOTAL ASSETS | | $ 9,694,027 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable - | | |
| Securities Sold, Not Yet Purchased, | | |
| at Market Value, Original Sales Price - $ 5,902 | $ 4,480 | |
| Due to Correspondent Broker | 4,243,810 | |
| Due to Others | 7,489 | |
| Current Portion of Accrued Salaries and Commissions | 361,899 | |
| Total Current Liabilities | | $ 4,617,678 |
| **LONG-TERM PORTION OF ACCRUED SALARIES AND COMMISSIONS** | | 34,584 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock - $.01 Par Value; Voting Shares, Class A; Authorized - 2,000,000 Shares; Issued - 287,900 Shares | $ 2,879 | |
| Common Stock - $.01 Par Value; Non-Voting Shares, Class B; Authorized - 1,000,000 Shares; No Shares Outstanding | - | |
| Additional Paid-In Capital | 287,082 | |
| Retained Earnings | 4,751,804 | |
| Total Stockholders' Equity | | 5,041,765 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | $ 9,694,027 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

# FLORIDA ATLANTIC SECURITIES CORP.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| REVENUES | | $ 1,734,625 |
| OPERATING EXPENSES | | |
| Salaries, Commissions, and Related Costs | $ 692,355 | |
| Clearance, Quotation, and Communication Costs | 144,876 | |
| Occupancy and Other Rentals | 76,040 | |
| Taxes, Other than Income Taxes | 789 | |
| Other Operating Expenses | 61,489 | |
| Total Operating Expenses | | 975,549 |
| PROFIT FROM OPERATIONS | | $ 759,076 |
| INTEREST EXPENSE | | - |
| PROFIT BEFORE INCOME TAXES | | $ 759,076 |
| PROVISION FOR INCOME TAXES | | - |
| NET PROFIT | | $ 759,076 |

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| Balance - January 1, 2009 | 287,900 | $ 2,879 | - | $ - | $ 287,082 | $ 3,992,728 |
| Net Profit for the Period | - | - | - | - | - | 759,076 |
| Balance - December 31, 2009 | 287,900 | $ 2,879 | - | $ - | $ 287,082 | $ 4,751,804 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

# FLORIDA ATLANTIC SECURITIES CORP.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Profit | $ 759,076 | |
| Adjustments to Reconcile Net Profit to Net Cash Provided by (Used In) Operating Activities: | | |
| Depreciation and Amortization | - | |
| (Decrease) in Unrealized Loss on Trading Securities Owned, Marketable and Not Readily Marketable | (370,047) | |
| Decrease in Unrealized Loss on Trading Securities Sold, Not Yet Purchased | 15,513 | |
| Changes in Operating Assets and Liabilities: | | |
| Increase in Accounts Receivable | (216,934) | |
| Decrease in Trading Securities Owned, at Cost | 228 | |
| Decrease in Trading Securities Sold, Not Yet Purchased, at Cost | (16,773) | |
| (Increase) in Prepaid Expenses | (739) | |
| Increase in Due to Correspondent Broker | 16,537 | |
| (Decrease) in Accounts Payable and Accrued Expenses | (239,170) | |
| **NET CASH (USED IN) OPERATING ACTIVITIES** | | (52,309) |
| **(DECREASE) IN CASH** | | $ (52,309) |
| **CASH AT BEGINNING OF YEAR** | | 212,863 |
| **CASH AT END OF YEAR** | | $ 160,554 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES** | | |
| Interest Paid | | $ - |
| Income Taxes Paid | | $ - |

Subject to Comments in Attached Letter and Notes to Financial Statements.

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2009.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

| | Years |
|---|---|
| Furniture and Equipment | 5 |

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

## NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2009, the Company's "Net Capital" was substantially in excess of its minimum requirement.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. On June 1, 2009, this lease was extended to June 30,2011.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

| Year Ended December 31 | |
|---|---|
| 2010 | $ 76,728 |
| 2011 | 38,364 |
| | $ 115,092 |

## NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2009 is as follows:

| | |
|---|---|
| Commissions | $ 1,250,503 |
| Administrative Fees | 101,222 |
| Firm and Investment Trading | 179,711 |
| Interest, Dividends, and Other | 203,189 |
| | $ 1,734,625 |

## NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2008 is as follows:

| | |
|---|---|
| Due from Correspondent Broker | $ 5,069,869 |
| Due from Others | 352,076 |
| Dividends and Interest | 40,968 |
| | $ 5,462,913 |
| Less: Current Portion | 69,167 |
| Long-Term Portion | $ 5,393,746 |

The amount Due From Correspondent Broker primarily represents funds in a cash account as part of the funds on deposit supporting the trading, investing and underwriting activities of the Company.

Accounts receivable due from others are uncollateralized earned referral fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts required.

SUPPLEMENTARY INFORMATION

# FLORIDA ATLANTIC SECURITIES CORP.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholders' Equity | | $ 5,041,765 |
| Add: Liabilities Subordinated to Claims of General Creditors | | - |
| Total Capital and Allowable Subordinated Loans | | $ 5,041,765 |
| Less (Add): Non-Allowable Assets and Other Deductions (Credits): | | |
| 1. Net Property and Equipment | $ - | |
| 2. Accounts and Loans Receivable | 352,076 | |
| 3. Securities Non-Readily Marketable | - | |
| 4. Prepaid Expenses | 8,591 | |
| 5. Lease Security Deposit | 4,359 | |
| 6. Time Value of Short Covered Option Positions | (3,180) | 361,846 |
| Net Capital Before Haircuts on Security Positions | | $ 4,679,919 |
| Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f): | | |
| 1. Trading and Investment Securities: | | |
| a. Exempted Securities | $ 78,100 | |
| b. Debt Securities | 91,986 | |
| c. Options | - | |
| d. Other Securities | 99,183 | 269,269 |
| Net Capital | | $ 4,410,650 |

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

# FLORIDA ATLANTIC SECURITIES CORP.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

| | | |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Items Included in Statement of Financial Condition | | |
| Accounts Payable | $ 7,489 | |
| Accrued Salaries, Commissions, and Other Expenses | 396,483 | |
| Total Aggregate Indebtedness | | $ 403,972 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness) | | $ 26,931 |
| Minimum Net Capital Requirement | | $ 100,000 |
| Excess Net Capital (Net Capital Less Net Capital Required) | | $ 4,310,650 |
| Excess Net Capital at 1,000 Percent | | $ 4,370,252 |
| Percentage of Aggregate Indebtedness to Net Capital | | 9.16% |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

## FLORIDA ATLANTIC SECURITIES CORP.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Balance, Beginning of Year | $ - |
| Additions | - |
| Decreases | - |
| Balance, End of Year | $ - |

SCHEDULE 3

# FLORIDA ATLANTIC SECURITIES CORP.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.

# SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 27, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Board of Directors
Florida Atlantic Securities Corp.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2009, which were agreed to by Florida Atlantic Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Florida Atlantic Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Florida Atlantic Securities Corp's management is responsible for the Florida Atlantic Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

January 27, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP 12*12
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1704
MIAMI FL 33156-7858

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDY FERNANDEZ

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2020.53

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 904.66 )

7-17-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1115.87

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1115.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1115.87

H. Overpayment carried forward $( -0- )

SEC Mail Processing Section
FEB 12 2010
Washington, DC
110

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FLORIDA ATLANTIC SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SEC / TREASURER
(Title)

Dated the 25 day of JANUARY, 20 10.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1376393 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 22211 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 348939 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 197032 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 568182 |
| 2d. SIPC Net Operating Revenues | $ 808211 |
| 2e. General Assessment @ .0025 | $ 2020.53 |

(to page 1 but not less than $150 minimum)

SEC Mail Processing
Section

FEB 12 2010

Washington, DC
110

# FLORIDA ATLANTIC SECURITIES CORP.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# FLORIDA ATLANTIC SECURITIES CORP.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

January 27, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2009, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax